Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

ESMO late-breaking data show Libtayo® (cemiplimab) and chemotherapy first-line treatment combination significantly improved overall survival in patients with advanced NSCLC

•	Phase 3 trial met its primary and key secondary endpoints

•	Libtayo is one of two PD-(L)1 inhibitors to demonstrate positive Phase 3 results in first-line advanced NSCLC irrespective of histology both as monotherapy and in combination with chemotherapy

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Trial enrolled patients with varied baseline characteristics, including squamous and non-squamous histologies and all PD-L1 expression levels; 84% had an ECOG 1 performance status (reduced daily functioning)

PARIS and TARRYTOWN, N.Y. – September 19, 2021 - Positive Phase 3 results for Sanofi and Regeneron Pharmaceuticals, Inc.’s Libtayo® (cemiplimab) combination treatment were presented today during a late-breaking session at the European Society for Medical Oncology Virtual Congress 2021. The trial, which met its primary overall survival (OS) endpoint and all key secondary endpoints, assessed the investigational use of PD-1 inhibitor Libtayo in combination with a physician’s choice of platinum-doublet chemotherapy (Libtayo combination) in patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) irrespective of histology and across all PD-L1 expression levels, compared to chemotherapy alone. These results were also achieved in a patient population with varied baseline characteristics and will form the basis of regulatory submissions, including in the U.S. and European Union (EU).

“Libtayo added to chemotherapy significantly improved patient outcomes, extending median overall survival to 22 months and median progression-free survival to 8 months,” said Miranda Gogishvili, M.D., an oncologist at the High Technology Medical Center University Clinic, in Tbilisi, Georgia and a trial investigator. “Exploratory analyses showed that survival improvements were seen across squamous and non-squamous histologies and in patients with reduced daily functioning, with 43% of patients having squamous disease and 84% having an ECOG 1 performance status. Furthermore, in another exploratory analysis, the Libtayo combination helped delay deterioration in patient-reported quality of life and pain symptoms.”

In the overall population, patients treated with the Libtayo combination (n=312) experienced significant improvements compared to those receiving chemotherapy alone (n=154), including a:

•	22-month median OS compared to 13 months for chemotherapy, representing a 29% relative reduction in the risk of death (hazard ratio [HR]: 0.71; 95%

confidence interval [CI]: 0.53 to 0.93; p=0.014). The 12-month probability of survival was 66% for the Libtayo combination and 56% for chemotherapy.

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8-month median progression-free survival (PFS) compared to 5 months for chemotherapy, representing a 46% relative reduction in the risk of disease progression (HR: 0.56; 95% CI: 0.44 to 0.70; p<0.0001). The 12-month probability of PFS was 38% for the Libtayo combination and 16% for chemotherapy.

•	43% objective response rate (ORR) compared to 23% for chemotherapy.

•	16-month median duration of response (DOR) compared to 7 months for chemotherapy.

Favorable patient-reported outcomes were also observed. Specifically, the Libtayo combination delayed deterioration in pain symptoms (HR: 0.39; 95% CI: 0.26 to 0.60; nominal p<0.0001) and showed a trend towards delayed deterioration in global health status/quality of life (HR: 0.78; 95% CI: 0.51 to 1.19; nominal p=0.248), compared to chemotherapy. The Libtayo combination also improved pain symptoms, compared to chemotherapy (-4.98 difference in baseline changes between treatment groups; 95% CI: -8.36 to -1.60; nominal p=0.004).

No new Libtayo safety signals were identified. The median duration of exposure was 38 weeks for the Libtayo combination (n=312) and 21 weeks for chemotherapy (n=153). Adverse events (AEs) of any grade occurred in 96% of patients receiving the Libtayo combination and 94% of patients receiving chemotherapy alone, with 19% and 0% being immune-mediated, respectively. For the Libtayo combination and chemotherapy groups, the most common AEs were anemia (44%, 40%), alopecia (37%, 43%) and nausea (25%, 16%); grade ≥3 AEs occurring in ≥5% of patients were anemia (10%, 7%) and neutropenia (both 6%). Treatment discontinuation due to AEs occurred in 5% of patients receiving the Libtayo combination and 3% receiving chemotherapy.

“These data add to the growing body of evidence supporting the use of Libtayo in patients with advanced non-small cell lung cancer,” said Peter C. Adamson, M.D., Global Development Head, Oncology and Pediatric Innovation at Sanofi. “With additional trials underway investigating Libtayo as the backbone in combinations with conventional and novel therapeutic approaches, we are encouraged by the potential to further improve outcomes for patients with difficult-to-treat cancers.”

Lung cancer is the leading cause of cancer death worldwide. In 2020, an estimated 2.2 million and 225,000 new cases were diagnosed globally and in the U.S., respectively. Approximately 84% of all lung cancers are NSCLC, with 75% of these cases diagnosed in advanced stages. While PD-1 inhibitor monotherapy has primarily advanced the treatment of NSCLC with ≥50% PD-L1 expression, approximately 70% of all NSCLC cases will have <50% PD-L1 expression, making it the most common treatment setting.

“This Phase 3 trial was stopped early because Libtayo significantly improved overall survival compared to chemotherapy, a milestone also achieved by our Phase 3 trial for Libtayo monotherapy as a first-line treatment for advanced non-small cell lung cancer with high PD-L1 expression,” said Israel Lowy, M.D., Ph.D., Senior Vice President, Translational and Clinical Sciences, Oncology at Regeneron. “Both trials were designed to reflect everyday clinical practice by allowing for the enrollment of patients with difficult-to-treat disease characteristics. And this is the second Libtayo trial to demonstrate significant improvement in its primary and key secondary endpoints for these patient populations, compared to chemotherapy.”

The use of Libtayo in combination with chemotherapy for advanced NSCLC is investigational, and its safety and efficacy have not been fully evaluated by any regulatory authority.

About the Phase 3 Trial

The randomized, multicenter Phase 3 trial, called EMPOWER-Lung 3, investigated a first-line combination treatment of Libtayo and platinum-doublet chemotherapy, compared to platinum-doublet chemotherapy alone. The trial enrolled 466 patients with locally advanced or metastatic NSCLC, as well as squamous or non-squamous histologies across all PD-L1 expression levels and with no ALK, EGFR and ROS1 aberrations.

Patients were randomized 2:1 to receive either Libtayo 350 mg (n=312) or placebo (n=154) administered intravenously every 3 weeks for 108 weeks, plus platinum-doublet chemotherapy administered every 3 weeks for 4 cycles. The primary endpoint was OS, and key secondary endpoints were PFS and ORR. The probability of survival and PFS at 12 months were calculated according to Kaplan-Meier estimates.

Notably, patients in the trial had a variety of baseline characteristics commonly considered difficult-to-treat. Among those enrolled, 43% had tumors with squamous histology, 67% had tumors with <50% PD-L1 expression, 15% had inoperable locally advanced disease not eligible for definitive chemoradiation, and 7% had pretreated and clinically stable brain metastases. Additionally, 84% of patients had an ECOG 1 performance status. ECOG performance status assesses patient ability to conduct daily living activities and prognosis on a scale of increasing severity ranging from 0 (no symptoms) to 5 (death).

About Libtayo

Libtayo is a fully human monoclonal antibody targeting the PD-1 immune checkpoint receptor on T-cells. By binding to PD-1, Libtayo has been shown to block cancer cells from using the PD-1 pathway to suppress T-cell activation.

The generic name for Libtayo in its approved U.S. indications is cemiplimab-rwlc, with rwlc as the suffix designated in accordance with Nonproprietary Naming of Biological Products Guidance for Industry issued by the U.S. FDA. Libtayo is being jointly developed by Regeneron and Sanofi under a global collaboration agreement.

The extensive clinical program for Libtayo is focused on difficult-to-treat cancers. Libtayo is currently being investigated in advanced cervical cancer, as well as in trials combining Libtayo with either conventional or novel therapeutic approaches for other solid tumors and blood cancers. These potential uses are investigational, and their safety and efficacy have not been evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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